**Mail Stop 4561**

May 14, 2010

Steven L. Gerard, Chairman and CEO
CBIZ, Inc.
6050 Oak Tree Boulevard, South, Suite 500
Cleveland, OH 44131
*Also via facsimile at: (216) 447-9007*

> **Re: CBIZ, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 9, 2010**
> **File No. 001-32961**

Dear Mr. Gerard:

We have limited our review of your filing to those issues we have addressed in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure on page 10 that your compensation committee was established, among other reasons, to assist the board in ensuring that your compensation plans "properly reflect the objectives and performance of management and the Company without creating undue compensation risk to CBIZ." However, you do not appear to have included disclosure directly responsive to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that such disclosure is not necessary and describe the process you undertook to reach that conclusion.

Steven L. Gerard, Chairman and CEO
CBIZ, Inc.
May 14, 2010
Page 2

Executive Compensation

Compensation Discussion and Analysis

CBIZ Annual Executive Incentive Plan, page 20

2.      You disclose in this section that 2009 annual cash incentive awards under the EIP for
        your named executive officers were determined in part based on achievement of
        performance targets relating to the company's EPS growth and it pre-tax margin
        improvement.  You subsequently state that in setting these targets for fiscal 2009, the
        committee excluded from the calculations "an adjustment for the accounting change
        related to the Company's convertible bond."  Accordingly, as the EPS growth and
        pre-tax margin improvement targets appear to be non-GAAP financial measures,
        please clearly identify these and other non-GAAP measures used to determine
        executive compensation as such in future filings.  Refer to Instruction 5 to Item
        402(b) of Regulation S-K.


                              *       *       *       *


        Please respond to these comments within 10 business days or tell us when you will
provide us with a response.  Please submit all correspondence and supplemental materials on
EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), please
include a marked copy of the amendment that conforms with the provisions of Rule 310 of
Regulation S-T.  Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any amendment
and your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Exchange Act of 1934 and that they have provided all information investors
require for an informed investment decision.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·    the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·    staff comments or changes to disclosure in response to staff comments do not foreclose
     the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3483 with any questions.  If you require further assistance contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,


Katherine Wray
Attorney-Advisor